Exhibit 23.3

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

I hereby consent to the use of my name and any references to me as a person expected to be appointed as a director of Dayton Superior Corporation (the “Company”) in the Registration Statement of the Company on Form S-1, and any and all amendments or supplements thereto, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Dated: December 6, 2006

/s/ STEPHEN M. BERZIN
Steven M. Berzin